INVEST IN **CEDAR CREDIT BUILDER**

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Building the world's most innovative personal finance and credit solutions

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CEDAR Credit Builder

LEAD INVESTOR

Black Kanyon Black Kanyon, LLC

Our experience with Adam has been nothing short of impressive. We believe that his ideas in the Fintech community can help solve issues and provide opportunity for many individuals. Adam is a great visionary that has amazing ideas and works to put them in play in the real world setting. We relate closely to his Midwestern roots. He is good at forming connections all while nurturing his current relationships. His down to earth attitude makes every conversation and meeting enjoyable.

Invested $200,000 this round & $200,000 previously

Learn about Lead Investors

cedarcreditbuilder.com   Bellevue WA

Technology | Software | Finance | Social Impact | Api

OVERVIEW   DETAILS   UPDATES 11   WHAT PEOPLE SAY 16   ASK A QUESTION 3

Highlights

1. Multiple Revenue Streams
2. Contracted Bank Partner
3. Highly Experience Founding Team
4. Extended Product Roadmap for Consumer Graduation
5. Top Industry Advisors

Our Team



Adam Finke CEO & Co-Founder

Consumer lending expert with 10+ years in finance and operations. Most recently managed a $500MM+ fintech consumer lending portfolio.

I (Adam Finke) have been a consumer lending expert for a number of years and saw first hand the damage high cost credit products can cause. I wanted to change the narrative and help people build solid credit profiles before they need them.



George Ulmer CTO & Co-Founder

Full stack developer with 15+ years of experience. Co-Founder & former CTO of HealthCrowd which has raised over $9.8MM to date.



Henry Szeto Senior Developer

Full stack developer with 15+ years of experience and a leading team member of will.i.am's (Black Eyed Peas) artificial intelligence company (I.Am+).

Financial Access, Redefined.

Cedar is redefining access to financial services through our innovative credit products and personal financial tools. Banks continuously tout how they are

supporting the under-banked or improving access, but all they are doing is delivering the same old products, at higher costs, to more vulnerable populations. Cedar believes that there is such a large number of un-banked and under-banked consumers because the products and services currently being offered in the market do not meet their needs.

Cedar is here to support the 102 million US adults (12MM consumers age 18-24 with no credit profile at all) with thin or no credit profile who may not be able to access healthy credit products, the 78% of consumers living paycheck to paycheck caused by a 10% increase in wages since 2000 while real estate costs have increased by 32% and education by 57%, and the 53% of US consumers that have high levels of stressed caused by managing their finances.



The financial services industry incumbents keep saying the solution to this is more financial education, but this is not a reasonable response as we do not expect every driver on the road to be a trained Formula 1 driver. Cedar's approach to solving these problems is to change the financial vehicle our consumers are riding in and deliver financial products and services that automate the process of reaching their financial goals. Think of Cedar as the Tesla of financial services.

Starting with "Prepare", Cedar's Credit Builder is a simple and transparent way for our consumers to build a positive credit score so they are best equipped to interact with the financial services industry as it sits today. By turning our consumers' lifestyle purchases in to credit building opportunities, we make the process of building credit safe and flexible. From the the credit builder the Cedar product roadmap includes Savings, Demand Deposit Accounts (i.e. checking), and Graduation Credit Products that will be used in tandem to begin Stabilizing our consumers finances and build a foundation for long-term success. Cedar's objective is to continue progressing to the point where we can automate financial processes based on each consumer's specific financial data and goals.



With an emphasis on simplicity the Cedar Credit Builder helps consumers build a positive credit scored by using the money the consumer has already budgeted to cover the bills they already pay and earn the credit they deserve.

3 Easy Steps to Build Credit

1. Link Your Accounts- Cedar finds the bills & subscriptions you pay each month and gives you a Cedar Credit Builder Card to pay them. Keeping you safe by not extending more credit than you need.

2. Update Your Payment Method- No need to change your life. Just add the Cedar Credit Builder Card as your preferred payment method for the selected bills & subscriptions.

3. Watch Your Credit Grow- Payoff your Credit Builder each month and Cedar

will report the positive payment history to the credit bureaus.









CEDAR
Credit Builder
CEDAR CREDIT BUILDER
Turn every lifestyle into a credit building opportunity.
Live. Build Credit.
LINK YOUR BANK ACCOUNT
LIVE YOUR LIFE
WATCH YOUR CREDIT GROW

CEDAR
Credit Builder
MARKET
US Pop: 321MM
77% > 18yo
59% Thick Credit Profiles
41% Thin/No Credit Profile or Invisible
102MM
2020 Neobank Market Value: $34.77B
Expect to reach $722.6B by 2028
33.98m people living below poverty line in the US.
Americans spend around $2.8B annually on Credit Repair Services
2 Stage Customer Acquisition Strategy
Stage 1: B2B2C, Stage 2: B2C
Goal of 25,000 consumers by December 2022

Disclaimer: These are market projections and cannot be guaranteed

BUSINESS MODEL
Credit Builder Revenue
• Monthly $5 Credit Builder Fee
• Transaction Interchange 1.9%+$0.10/per
White Label Revenue
• Credit Builder Servicing Fee
• Alternative Data Credit Products
Graduation Revenue
• Direct Deposit Account
• Savings Account
• Add-On Cedar Credit Products
Ancillary Revenue
• Underwriting Model Licensing
• Credit Referral Networks
• Leads List Generation
CEDAR
Credit Builder

COMPETITION MATRIX
TRIM
Experian Boost
Perch
High
tomo.
CEDAR
Credit Builder
LevelCredit
Low
Credit Impact
High
Growcredit
chime
Flexibility
Self.
Low

Competitive Advantages
NO SECURITY DEPOSITS
Cedar lets you keep your hard-earned money in your account.
NO CREDIT CHECKS
No need to pull your credit as. Cedar relies on bank transaction data determine eligibility.
NO LONG-TERM COMMITMENT
Cedar's Credit Builder runs in 1-month cycles and you can cancel at any time.
AFFORDABLE
Cedar charges a flat monthly $5 fee. NO Late Fees & NO NSF Fees.
CEDAR
Credit Builder

Proprietary
Tech
Proprietary Eligibility Algorithm
Transaction algorithm to simplify Credit Builder eligibility and maximize revenue
Innovative Credit Controls
Active credit controls to minimize risk and consumer cost
API-Based Tech Stack
API-based tech stack to allow for dynamic change capabilities
CEDAR
Credit Builder

CEDAR
Credit Builder
CEDAR FAMILY
Founding Team
ADAM FINKE- Hustler, CEO
MBA | Consumer Finance Expert
Purveyor of financial inclusivity for all.
MetaBank
GEORGE ULMER- Transformer, CTO
Premier full stack developer with success as CTO/Co-Founder of Health Crowd
smartsheet
HENRY SZETO- Visionary, Sr. Developer
UI & UX lead with years of valuable startup experience.
GIMBAL
Advisors
TRENT SORBE
Founder/President
Central Payments
KATHRYN PETRALIA
Cofounder/COO
Kabbage

CEDAR
Credit Builder
MILESTONES & NEXT STEPS
Beta platform development complete
• Onboarded 10 Production Users
Letter of intent drafted with Credit Partner: Access to 10MM+ customers
Falls Fintech Accelerator; Completed October 30th 2020 BETA Acceleration (Top MN Startups); March-May 2021
1
Finalize Bank Partner Onboarding
2
Finalize Credit Builder White Label Agreement with Strategic Partners
3
Phased Launch Timeline
• MVP Launch- July 2021
• Full Market Launch- Jan 2022

Disclaimer: These projections cannot be guaranteed

PRODUCT/REVENUE ROADMAP
2021 Revenue Projection:
$133,000
Dec 31
2022 Revenue Projection:
$5,750,000
Dec 31
2023 Revenue Projection:
$26,191,000
Dec 31
Cedar Financial Dashboard- Launch
Jul 1
Established Bank Partnership
Aug 10
Credit Builder- Launch
Jul 1
Savings Builder/DDA- Launch
May 1
Credit Card- Launch
Oct 3
2020
2020
2021
2022
2023
2023
Today
Bank/Processor/Network- Implementation
Jan 1 – Jun 30
Savings Builder/DDA- Development
Jun 1 - May 31
Credit Card- Development
Jun 1 - Sep 30
Cedar Financial Dashboard- Development
Jan 11 – Jul 1
CEDAR
Credit Builder



Disclaimer: These projections cannot be guaranteed